Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

September 20, 2010

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated September 1, 2010.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1. Please refer to our prior comment 1. So we can continue to evaluate your response please quantify for us the impact to your income statement for each period when you recorded an insurance receivable from your insurance carriers. As part of your response, please tell us what account you record the settlement loss to and what accounts are impacted when you record a credit to the income statement for the corresponding insurance recovery. Please also provide us with a rollforward of the accounts impacted.

Response: We record settlement losses and related defense costs as debits to product liability expense and credits to accrued product liability. If a specific settlement loss and related defense costs are insured, we record a receivable for the insured portion as a debit to insurance receivables and a credit to product liability expense. We report product liability expense in selling, general and administrative expenses in our income statement. We report accrued product liability as a current liability in our balance sheet and insurance receivables as either other current assets or other noncurrent assets.

We have been named as a defendant in numerous cumulative trauma product liability lawsuits in which plaintiffs allege to have contracted certain diseases (e.g., silicosis, asbestosis, or coal worker’s pneumoconiosis) as a result of exposure to silica, asbestos and/or coal dust, notwithstanding, or in some cases, due to their alleged use of an MSA product. Generally, losses incurred for these claims include: (1) amounts paid to plaintiffs for settlement of their lawsuits, and (2) attorneys’ fees and trial costs incurred in the defense of those lawsuits.

Accounting Standards Codification (“ASC”) 450-20-25-2 states that an estimated loss from a loss contingency should be accrued by a charge to income when both of the following conditions are met: (a) available information indicates that it is probable that a liability has been incurred at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated.

We record losses for defense costs associated with these open lawsuits as incurred. For losses related to settlement costs, information available at the outset of a lawsuit, however, is insufficient to determine that a liability is probable. We also cannot reasonably estimate the amount of loss related to settlement costs until much later in a lawsuit.

For any given open lawsuit, this uncertainty is caused by many factors, including but not limited to the following:

•

A cumulative trauma complaint generally will not provide information sufficient to determine that a loss is probable. This determination is fact-specific to each lawsuit, and those facts may not be learned until years after the lawsuit has been commenced.

•

Cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if the lawsuit will ultimately develop into an actively litigated case and remain actively litigated. For instance, many lawsuits filed are not actively pursued by plaintiffs at the outset and once-active lawsuits may suddenly become dormant for a variety of reasons.

•

Even when a case is actively litigated, the nature of discovery in cumulative trauma litigation is such that information remains insufficient until later in the lawsuit to determine with any reasonable probability whether the lawsuit will be dismissed or otherwise resolved without us paying any amount for settlement.

•	A cumulative trauma complaint generally will not specify the amount of damages sought, and even if it does, that amount is often not indicative of the ultimate settlement amount.

•

Even once a cumulative trauma settlement is probable, many factors which typically are not known until late in the lawsuit will influence the settlement amount. This makes it difficult to reasonably estimate the amount of loss until the settlement is ultimately reached.

Thus, in our experience, not only is the probability that a lawsuit will develop into a liability unpredictable, but it is also difficult to predict the amount of actual loss because those amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in a cumulative trauma action.

We, therefore, record settlement losses on cumulative trauma claims not when a lawsuit is filed, but rather, when we learn of information sufficient to determine that it is probable we will incur a loss and when we have information sufficient for us to reasonably estimate the amount of loss. We believe that this accounting treatment is consistent with the probable and reasonably estimable conditions in ASC 450-20-2(a) and (b). As required by ASC 450-20-25-6, if reliable settlement data becomes available after the date of our financial statements but before the financial statements are issued, we record the losses in those financial statements.

If a loss is insured, we record a corresponding insurance recovery as a credit to product liability expense and a debit to insurance receivables. If the loss is not insured, we do not record an insurance recovery. ASC 450-20-55-1 through 55-8 discuss the recording of loss contingencies with respect to uninsured losses resulting from injury to others.

We have over 100 commercial liability insurance policies, issued by multiple insurance carriers, which provide coverage for losses occurring prior to April 1, 1986, including losses from cumulative trauma product liability injuries. We evaluated our insurance carriers and coverage for these claims under our various policies and concluded that, in the aggregate, our policies (including policies with insurers who have not denied coverage to date) have coverage limits significantly in excess of the amounts cumulatively claimed to date. Each triggered policy is obligated to cover our losses for such cumulative trauma losses under Pennsylvania law. As a result, and despite the fact that we have filed coverage actions against certain carriers, we continue to believe that it is not a matter of whether we will be reimbursed by our carriers, but rather a matter of when we will be reimbursed by our insurance carriers and by which ones.

We have based our conclusions on the collectability of the insurance receivables on a number of key considerations:

•

Our understanding of the coverage available under our applicable insurance policies, bolstered by favorable rulings supporting our position, such as one issued in Mine Safety Appliances Co. v Century Indemnity Co., et al., Court of Common Pleas, Allegheny County, Pennsylvania, No. G.D. 06-13611, ruling that we were correct in our understanding of the coverage limits available under certain insurance policies.

•	The status of negotiations with specific insurance carriers, which led to the successful settlements with two of our carriers during 2010.

•	Our support for the claims underlying the insurance receivables balance.

•	Our past experience in collecting similar claims from certain of our insurance carriers, including some of the same carriers involved in the coverage litigations.

•	A thorough review of applicable Pennsylvania laws and legal precedents, including J.H. France Refractories Co. v. Allstate Insurance Co., 626 A.2d 502 (Pa. 1993).[1]

•

Our right, pursuant to J.H. France to assign, and our right to re-assign, responsibility for payment of a claim to any of our policies that is triggered by the claim. In other words, even when we have selected a carrier to pay a claim pursuant to a certain insurance policy, J.H. France gives us the right to withdraw that selection and select a different insurance carrier’s policy to pay the claim.

•

The concurrent conclusion of outside legal counsel stating that there is ample support in our insurance policies and applicable case law for our claims for full reimbursement from our insurance carriers. We have engaged two law firms who specialize in insurance matters to assist us in our insurance recovery efforts and advise us on our rights as a policyholder.

•

The amounts of additional insurance coverage available to us with multiple carriers, which, under J.H. France, we are free to select for coverage and, subject to applicable policy language, are fully liable to us for payment of claims submitted to them.

•	The financial strength of the insurance carriers as determined by an independent credit rating agency.

Based upon our consideration of the factors detailed above, we have concluded that the recorded insurance receivable balances are collectible and that collection of these amounts is not a question of whether, but rather when and from which insurance carrier they will be collected.

From the early 1980’s through late 2004, or early 2005, certain of our insurance carriers paid in full our cumulative trauma settlement losses and related defense costs under their respective policies, without requiring a write-off of any of these claims. The types of claims comprising our insurance receivables, as detailed below, do not materially or substantially differ from claims that were paid by our insurers in the past, including

[1]

Under J.H. France, all policies in effect during any stage of the cumulative trauma disease process (exposure, progression, or diagnosis) are triggered. The injuries alleged in cumulative trauma liability claims often occur over a span of many years, beginning from the time a claimant is first allegedly exposed to an injurious substance, such as asbestos, silica, or coal, to the date that the claimant is ultimately diagnosed with a related disease. Therefore, most of the cumulative trauma liability claims for which we are sued trigger more than one of our insurance policies. Pursuant to J.H. France, we may select which triggered insurance policy should be responsible for a specific claim. Once selected, an insurer must pay the settlement losses and defense costs associated with that claim, subject to the terms and conditions of the triggered policy. Thereafter, however, we remain able to re-select at a later date another insurer or insurers for reimbursement if claims remain unpaid.

We previously provided you a copy of the J.H. France decision with our letter dated August 18, 2010.

certain of those insurers who subsequently disputed coverage.

A summary of our cumulative trauma settlement losses and a rollforward of related insurance receivables activity for 2003 through 2009 follows:

($ in millions)
	Product Liability Expense			Insurance Receivables
	Settlement Losses	Insured Settlements	Net	Beginning Balance	Additions	Collections	Ending Balance
	Debits	Credits			Debits	Credits
2003	$1.2	$(1.2)	$—	$—	$1.2	$—	$1.2
2004	—	—	—	1.2	—	(0.3)	0.9
2005	4.8	(4.8)	—	0.9	4.8	(0.7)	5.0
2006	24.5	(23.7)	0.8	5.0	23.7	(10.3)	18.4
2007	22.2	(22.2)	—	18.4	22.2	(1.5)	39.1
2008	24.3	(22.8)	1.5	39.1	22.8	(1.3)	60.6
2009	34.8	(33.1)	1.7	60.6	33.1	(2.0)	91.7

During 2010, we successfully settled the insurance coverage actions we had filed against Century Indemnity Company (“Century”) and Columbia Casualty Company (“CNA”). Approximately half of the $91.7 million insurance receivable balance at December 31, 2009 is no longer in dispute, as agreements have been reached for us to receive payments for these amounts. No write off was recognized as a result of these settlements. We believe that our success in reaching these settlements corroborates our conclusions regarding the collectability of the insurance receivables.

2. It appears from your responses that the primary reason your insurance carriers stopped paying your defense and settlement costs was the result of the carriers inability to agree on the cost sharing agreement. However, we noted from your response regarding your settlements with CNA and Century in 2010 that those disputes related to the amount of insurance available under your policies and exhaustion, coverage conditions and certain policy exclusions. Please reconcile.

Response: As the name suggests, the cost sharing agreements (“CSAs”) in which various of our insurers participated over time (“participating insurers”) were contractual arrangements whereby those participating insurers – each of whom had issued one or more insurance policies to us covering cumulative trauma product liability claims – apportioned among themselves responsibility for paying the settlement and defense costs that we, as their mutual insured, incurred in connection with our product liability suits.

Several points relevant to the CSAs are worth noting:

•	The CSAs were voluntary agreements that were negotiated and struck among various of our insurers. We were not a party to the CSAs.

•	Our contractual rights vis-à-vis each participating insurer were set forth in the individual policies that each participating insurer issued to us and for which we paid a premium. The CSAs did not alter, amend, or supersede our rights or the participating insurers’ obligations to us under those individual policies or Pennsylvania law.

•

From the participating insurers’ perspective, the CSAs were attractive because they extended the period over which a given participating insurer otherwise would be paying the limits of its policies. That is, rather than paying all of the costs associated with a given product liability lawsuit from a single policy issued to us, a participating insurer was, by operation of the CSA, able to share those costs with the other participating insurers. Thus, over time, a CSA could extend the period over which a participating insurer’s policy limits were paid. A CSA does not impact the total amount that a participating insurer is obligated to pay under any of its policies.

•

From our perspective, as long as the claims associated with a given liability were being paid in full by the participating insurers, we generally had no objection to those carriers agreeing among themselves as to the percentages of those claims that each paid.

From the early 1980s through late 2004 or early 2005, certain of our insurance carriers paid in full our product liability claims for cumulative trauma losses under their respective policies and pursuant to CSAs. During that period, those insurers made their payments in accordance with allocations that they negotiated among themselves and memorialized in CSAs.

In late 2004 and early 2005, certain of our insurance carriers who were participating in the most recent CSA could not agree on (1) which of their policies remained available to pay and (2) how costs would be shared. While those insurers attempted to renegotiate an allocation of costs that was acceptable to each – which they were never able to do – they stopped paying our settlement and defense costs, in violation of their obligations under their respective policies. Without our claims being paid, we exercised our rights in accordance with J.H. France.

As previously noted, controlling law for the trigger of coverage for cumulative trauma claims and the selection of insurance carriers is a decision by the Pennsylvania Supreme Court in J.H. France. The Pennsylvania Supreme Court held that an insurer is obligated to provide coverage on a cumulative trauma claim if any one of these three disease events occurred during the term of its policy: (1) exposure to the injurious substance, (2) progression of the disease pathology, and (3) diagnosis of the disease. The Court determined that each insurer which issued a policy during any stage of the injury is liable to the policyholder for payment of the entire claim, not some pro-rata portion. Finally, in the event that a policyholder has more than one insurance policy which covers cumulative trauma liability claims, pursuant to J.H. France the policyholder is free to select the policy or policies under which it is to be paid, and may re-select at a later date another insurer if the claim remains unpaid.

Thus, under J.H. France, we demanded full payment from certain of our insurance carriers, including Century and CNA, for settlement losses and defense costs associated with certain cumulative trauma product liability claims. The settlement losses and defense costs associated with any one claim were not submitted to be shared among insurance carriers pursuant to the terms of any CSA. Rather, we demanded payment in full for each specific claim pursuant to a specific insurance policy issued by a specific insurer, consistent with our contractual rights and our rights as a policyholder under J.H. France.

Despite our demands for full payment, Century and CNA – to whom certain of the demands had been made – continued to refuse to reimburse us for settlement losses and defense costs that we had paid. As a result, we filed lawsuits against those carriers, alleging that each had breached its contractual obligations and that each had engaged in bad faith claims-handling.

We did not sue to enforce any CSA. Instead, we sued to enforce the terms and conditions of the relevant insurance policies and to recover the settlement and defense costs owed pursuant to those policies. Therefore, the legal disputes involved in the Century and CNA lawsuits related to matters germane to the insurance policies themselves, such as the amount of insurance available under the relevant policies, policy exhaustion, coverage conditions, and certain policy exclusions.

We successfully settled both of these lawsuits during the second quarter of 2010.

As previously stated, despite the fact that we have litigated against certain carriers, we continue to believe that we meet the requirements to record amounts due from the insurance carriers. After extensive analysis, we concluded that, in the aggregate, the policies with our insurance carriers (including policies with insurers who have not denied coverage to date) have limits that are more than sufficient to cover these claims. Accordingly, our conclusion continues to be that it is not a matter of whether we will be reimbursed by the insurance carriers, but rather a matter of when we will be reimbursed by our insurance carriers and by which ones. We have based this conclusion on the legal precedents in Pennsylvania, our prior history of collecting from these carriers, analyses of our insurance policies, and the ability of the carriers to pay.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer